Exhibit 99.3

CERTAIN PERSONALLY IDENTIFIABLE INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF REDACTING A PORTION OF THE TEXT AND REPLACING IT WITH [***].

[English Translation]

11th Series Stock Option Allotment Agreement

This Stock Option Allotment Agreement (this “Agreement”) is entered into between MEDIROM Healthcare Technologies Inc. (the “Company”) and the undersigned stock option holder (the “Holder”), in accordance with the resolution at the meeting of the board of directors held on June 26, 2025, as follows:

Article 1 (Purpose)

The purpose of this Agreement is to set forth the terms and conditions for the allotment to the Holder of the Company’s 11th series stock options (the “SO”) issued for the purpose of enhancing the Holder’s motivation and morale toward improving the Company’s performance.

Article 2 (Terms of the SOs)

1.	Except otherwise provided in this Agreement, the terms of the SOs shall be as set forth in the attached “Terms and Conditions of Issue of MEDIROM Healthcare Technologies Inc. 11th Series Stock Options” (the “Terms of Issue”).

2.	This SO is being issued under the Company’s 2024 Equity Incentive Compensation Plan (the “Plan”) and the terms of the Plan are incorporated into, and form part of, this Agreement. To the extent of any conflict between the terms of this Agreement or the Plan, on the one hand, and the Terms of Issue, on the other hand, the Holder agrees to cooperate with the Company and take such actions as are reasonably requested by the Company to give effect to this Agreement and the Plan (including amending this Agreement for consistency with the Plan if requested by the Company).

Article 3 (Number of SOs, etc.)

1.	The number of SOs to be allotted to the Holder shall be 36,500 units.

2.	Each SO shall be exercisable for one share of the Company’s common stock (each, a “Common Share”).

3.	The Holder shall subscribe for all of the SOs to be allotted.

4.	On or before the date of the payment in exchange for the SOs (specified in Section 8 of the Terms of Issue), the Holder shall pay, into the bank account designated by the Company, an amount equal to the issue price per SO multiplied by the number of SOs set forth in paragraph 1 above.

Article 4 (Exercise Restrictions and Method)

1.	The Holder may exercise all or part of the allotted SOs, provided that the exercise shall be made in whole-number units of one (1) SO.

2.	During the exercise period specified in Section 3(3) of the Terms of Issue (the “Exercise Period”), the Holder shall not abandon all or part of the SOs the Holder holds without the Company’s consent.

3.	To exercise a SO, the Holder shall pay the exercise price (specified in Section 3(2) of the Terms of Issue) into the bank account designated by the Company and submit the exercise request form and other documents prescribed by the Company.

4.	Under no circumstances shall any SO be exercisable if such exercise would cause the Company to issue a number of Common Shares under the Plan that would exceed the number of Shares reserved and available for delivery under the Plan pursuant to Section 4.1 of the Plan.

Article 5 (Forfeiture of Rights)

Even within the Exercise Period, the Holder shall immediately forfeit his or her right to exercise the SOs upon the occurrence of any of the following:

(1)	If the Holder is sentenced to imprisonment without work or a more severe criminal penalty;

(2)	If the Holder violates the Company’s or any of its affiliates’ working rules or other internal regulations, or commits a breach of trust against society, the Company or any of its affiliates, and as a result, is dismissed for cause or resigns;

(3)	If the Holder quits or resigns and twelve (12) months have elapsed since the termination date (except where the board of directors has resolved in advance that the right is not forfeited), or in the case the Holder is an external collaborator, if the relevant contractual relationship ends and twelve (12) months have elapsed since the termination date (except where the board of directors has resolved in advance that the right is not forfeited);

(4)	If, without an order of the Company or its affiliates or without their prior written consent, the Holder becomes an officer, executive officer, advisor or employee of any entity other than the Company or its affiliates, provided that this item does not apply to external collaborators;

(5)	If the Holder causes or is likely to cause damage to the Company or its affiliates, or if the board of directors determines that allowing exercise would be inappropriate in light of the purpose of granting the SOs;

(6)	If the Holder, with the consent of the Company or its affiliates, files the prescribed written waiver to forfeit all or part of the SOs; or

(7)	Any other circumstances set forth in the Plan under which the SOs will be terminated or forfeited or may no longer be exercised.

Article 6 (Inheritance of the SOs)

1.	If the Holder dies after the commencement of the Exercise Period of the SOs, and as of that time, the conditions set forth in Section 3(6) of the Terms of Issue are satisfied, the Holder's heirs may, only within twelve (12) months after the commencement of inheritance, exercise such SOs in accordance with the procedures set forth in this article. In that case, every reference to the "Holder" in Articles 4, 7 through 12, and 14 shall be read as "Successor" as defined in paragraph 2(3) of this Article 6, and those provisions shall apply to the Successor. A single SO may not be divided and inherited in parts. If the Holder dies before the commencement of the Exercise Period, the heirs may not exercise the SOs, nor may the SO be re-inherited upon the death of a Successor.

2.	In the circumstances described in the preceding paragraph, all of the Holder's heirs shall, jointly and promptly after the commencement of inheritance, submit to the Company, in the form prescribed by the Company, a notice containing the following matters, together with the deed of partition of inheritance and any other documents prescribed by the Company:

(1)	The date on which inheritance commenced;

(2)	The contents of, and the date of execution of, the deed of partition of inheritance relating to the SOs;

(3)	The address and name of the heirs who succeeded to the SO (the "Successors");

(4)	The address and name of the representative of the Successors; and

(5)	Any other matters prescribed by the Company.

3.	All Successors shall exercise the SOs and any other rights under this Agreement jointly through the representative specified in item (4) of the preceding paragraph (the "Successor Representative"). The Successor Representative shall have the authority to act on behalf of all Successors with respect to any and all matters concerning this Agreement, including the exercise or waiver of the SOs.

4.	The Successors may exercise the SOs only once and only jointly.

5.	The Successors shall be jointly and severally liable for payment of the exercise price and for the performance of all other obligations of the Holder under this Agreement.

6.	If, during the Exercise Period, any change occurs in the matters specified in items (3) through (5) of paragraph 2 of this Article 6, the Successors shall promptly notify the Company thereof in the form prescribed by the Company.

Article 7 (Change of Registered Information)

1.	If, after execution of this Agreement and until the last day of the Exercise Period, the Holder changes his or her name, address, telephone number, e-mail address or any other contact information (collectively, “Contact Details”), or plans any domestic or overseas trip or assignment exceeding one (1) month (“Long-Term Absence”), the Holder shall promptly notify the Company of the new Contact Details or, in the case of a Long-Term Absence, the destination.

2.	If the Holder fails to make such notification, the Company may send required notices to the Holder’s former Contact Details (or, if a Long-Term Absence has been notified, to the destination), and the Company shall bear no liability for any disadvantage or loss thereby incurred by the Holder.

Article 8 (Prohibition of Assignment of Rights)

Notwithstanding Section 3(5) of the Terms of Issue, the Holder may not assign, pledge or otherwise dispose of any SO except in cases of inheritance pursuant to Article 6 of this Agreement.

Article 9 (Non-Issuance of Certificates)

1.	Except as otherwise determined by the Company, the Company shall not issue any certificate representing the SOs.

2.	The Holder shall not request the Company to issue such certificates.

Article 10 (Disclaimer of the Company)

1.	After completion of the exercise procedures for the Holder’s SOs, the Company shall not be liable for any damage or loss suffered by the Holder due to any delay in the issuance of new shares or disposition of treasury shares caused by the negligence of the Company or any other party involved therein.

2.	If so requested by the Holder, the Company shall endeavor, after the exercise of the SOs, to issue American Depositary Shares that represent the Company’s common shares (“ADSs”). However, due to restrictions under U.S. law and/or those imposed by the depositary bank, the Company does not guarantee that ADSs will be issued at the time or on the terms desired by the Holder. The Company shall bear no liability for any failure to issue ADSs in accordance with the Holder’s expectations.

Article 11 (Compliance with Laws and Regulations)

The Holder shall comply with the Companies Act, the Financial Instruments and Exchange Act and all other applicable laws and regulations, as well as all internal rules of the Company, in relation to the exercise of the SOs and any sale of shares acquired upon such exercise.

Article 12 (Taxes and Expenses)

All public charges, taxes and any other expenses arising in connection with the exercise of the SOs and any sale or other disposition of shares obtained upon exercise shall be borne by the Holder.

Article 13 (Amendment to the Agreement)

1.	The Company may amend this Agreement to the extent permitted by law by following the procedures required under applicable laws and the Company’s internal rules. Amendments to the Plan in accordance with the Plan shall also amend this Agreement to the extent such amendments are applicable to this Agreement.

2.	Notwithstanding the preceding paragraph, the Company may from time to time amend the detailed terms relating to the exercise of the SOs.

Article 14 (Governing Law and Dispute Resolution)

This Agreement shall be governed by and construed in accordance with the law of Japan. Any dispute arising in connection herewith shall be resolved through good-faith consultation between the Company and the Holder; provided, however, that if litigation becomes necessary, the Tokyo District Court shall have exclusive jurisdiction as the court of first instance.

Article 15 (Japanese Language Governs)

This Agreement is executed in the Japanese language. If this Agreement is translated into any other language, the Japanese language version shall control and prevail in the event of any discrepancies, inconsistencies, or conflicts between the Japanese version and any translation. Any such translations are provided for convenience only and shall have no legal effect.

IN WITNESS WHEREOF, one (1) original of this Agreement has been prepared. The Company shall retain the original, and the Holder shall retain a copy thereof.

July 7, 2025

Company:

2-3-1 Daiba, Minato-ku, Tokyo

MEDIROM Healthcare Technologies Inc.

Kouji Eguchi, Representative Director and CEO

Option Holder:

Kouji Eguchi

[***]

Schedule

Terms and Conditions of Issue of The 11th Series Stock Options

1. Number of Stock Options

400,000 Units

The total number of shares of the Company’s common stock to be delivered upon exercise of all the SOs shall be 400,000 shares. If the number of shares granted per SO is adjusted pursuant to Section 3(1) below, the total number of underlying shares shall equal the post-adjustment granted-share number multiplied by the number of outstanding units.

2. Issue Price per SO

The issue price of each SO shall be JPY2. This amount is derived from a valuation provided by Plutus Consulting Co., Ltd., an independent third-party valuation company, using the Monte Carlo simulation model based on the Company’s share price data.

3. Content of the SOs

(1)   Class and Number of Shares Underlying Each SO

Each SO shall be exercisable for one (1) share of the Company’s common stock (the “Granted Shares”).

If, after the allotment date, the Company conducts a stock split (including a gratis allotment of shares; the same applies hereafter) or reverse split, the number of the Granted Shares shall be adjusted in accordance with the following formula. The adjustment applies only to rights that remain unexercised at the time of the relevant corporate action; any fractional share of less than one share arising from the adjustment shall be rounded down.

Adjusted Granted Shares = Granted Shares before adjustment X Ratio of split (or reverse split)

If, after the allotment date, the Company carries out a merger, company split, capital reduction or any other event that makes a similar adjustment reasonable, the number of the Granted Shares shall be adjusted appropriately within a reasonable scope to preserve the economic intent of the SO.

(2)   Amount of Assets to Be Contributed upon Exercise of SOs, or Method for Calculation of Such Amount

The amount of assets to be contributed upon exercise of each SO shall be the exercise price per share (the “Exercise Price”) multiplied by the Granted Shares.

The Exercise Price shall be US$1.74 (which is an amount equal to 120%, with any fraction of less than one cent rounded up, of the closing price of one ADS representing one share of the Company’s common stock on Nasdaq on the business day immediately preceding the resolution authorizing the issuance of these SOs).

However, if this amount is lower than the closing price of the ADS on Nasdaq on the allotment date of these SOs (or, if no trade occurs on that date, the closing price on the most recent preceding trading day), then that price shall instead be the Exercise Price.

If, after the allotment date, the Company conducts a stock split or reverse split, the Exercise Price shall be adjusted as follows; any fraction less than one cent resulting from the adjustment shall be rounded up.

Adjusted Exercise Price = Exercise Price before adjustment X	1
Ratio of split or reverse split

If, after the allotment date, the Company is involved in a merger with another company, company split or any similar event requiring adjustment, the Company may adjust the Exercise Price appropriately within a reasonable scope to preserve the economic intent of the SO.

(3)   Period during Which the SOs May be Exercised

The period during which the SOs may be exercised (the “Exercise Period”) shall be from July 18, 2026 to July 17, 2030.

(4)   Increase in Registered Paid-in Capital and Capital Reserve upon Exercise

(i) The amount of registered paid-in capital to be increased upon the issuance of shares through exercise shall be one-half of the “maximum capital increase amount” calculated pursuant to Article 17, Paragraph 1 of the Ordinance on Company Accounting; any fraction less than one yen shall be rounded up.

(ii) The amount of capital reserve to be increased shall equal the maximum capital increase amount less the increase in registered paid-in capital calculated in Item (i) above.

(5)   Restriction on Acquisition of SOs by Transfer

Any acquisition of a SO by transfer shall require approval by resolution of the board of directors of the Company.

(6)   Conditions for Exercise of the SOs

(i) The SO holders may exercise their SOs if, in any fiscal year from the fiscal year ending December 31, 2026 through the fiscal year ending December 31, 2028, the adjusted consolidated revenues of the issuer, calculated by deducting (A) revenue from the Digital Preventative Healthcare and (B) revenue from the Sales of Directly-Owned Salons from the consolidated total revenues stated in the issuer’s audited consolidated financial statements, exceeds JPY10 billion at least once. For the purpose of this item (i), “Digital Preventative Healthcare” means the segment labelled “Digital Preventative Healthcare” in the segment information and revenue stream table contained in the audited consolidated financial statements and the notes thereto and the “Sales of Directly-Owned Salons” means the line item labelled “sale of directly-owned salons” in the same segment information and revenue stream table.

(ii) At the time of exercise, the option holder shall still be a director, statutory auditor or employee of the Company or a direct or indirect parent or subsidiary of the Company, or an external collaborator engaged by one (or more) of them and if the option holder loses any of these positions, the option may be exercised only within twelve (12) months from the date of such termination; provided, however, that this requirement shall not apply where the board of directors determines that Holder’s leave is due to expiration of tenure, mandatory retirement age or other just cause.

(iii) A SO may not be exercised if doing so would cause the total number of issued shares of the Company to exceed the then-authorized number of shares.

(iv) A SO may not be exercised for a fraction of less than one (1) whole SO.

4. Allotment Date of Stock Options

July 18, 2025

5. Acquisition of SOs by the Company

(1) If a merger agreement under which the Company will be the disappearing company, a company split agreement or split plan under which the Company will be the splitting company, or a share exchange agreement or share transfer plan pursuant to which the Company will become a wholly owned subsidiary is approved by a general meeting of shareholders (or, if no shareholder approval is required, by a resolution of the board of directors), the Company may, on a date separately determined by its board of directors, acquire all of the SOs without consideration.

(2) If, before exercise, the SOs become unexercisable under Section 3(6) above, the Company may acquire those SOs without consideration.

6. Treatment of SOs upon Corporate Reorganization

If the Company conducts a merger (limited to cases where the Company ceases to exist), absorption-type company split, incorporation-type company split, share exchange or share transfer (collectively, “Corporate Reorganization”), each option holder shall receive, on the effective date of the Corporate Reorganization, stock acquisition rights of the company listed in Article 236, Paragraph 1, Items 8 (a) through (e) of the Companies Act (the “Reorganized Company”) under the conditions below, provided, that such delivery is stipulated in the relevant merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement or share transfer plan.

(1)   Number of Rights of the Reorganized Company to be Delivered

The same number as the SOs held immediately prior to the Corporate Reorganization.

(2)   Class of Shares Underlying the Rights in the Reorganized Company

Common shares of the Reorganized Company.

(3)   Number of Shares Underlying Each Right in the Reorganized Company

Determined mutatis mutandis pursuant to Section 3(1) above, taking into consideration the terms of the Corporate Reorganization.

(4)   Amount of Assets to be Contributed upon Exercise

The post-reorganization exercise price (calculated by adjusting the Exercise Price set forth in Section 3(2) above in light of the terms of the Corporate Reorganization) multiplied by the number of shares of the Reorganized Company underlying such stock acquisition rights determined under Section 6(3) above.

(5)   Exercise Period

From the later of (i) the first day of the Exercise Period set out in Section 3(3) and (ii) the effective date of the Corporate Reorganization, until the last day of that Exercise Period.

(6)   Increase in Registered Paid-in Capital and Capital Reserve upon Exercise of Stock Acquisition Rights

Determined mutatis mutandis pursuant to Section 3(4) above.

(7)   Transfer Restrictions on Stock Acquisition Rights

Acquisition by transfer shall require approval by the board of directors of the Reorganized Company.

(8)   Other Exercise Conditions of Stock Acquisition Rights

Determined mutatis mutandis pursuant to Section 3(6) above.

(9)   Events and Conditions for Acquisition of Stock Acquisition Rights

Determined mutatis mutandis pursuant to Section 5 above.

(10) Other conditions shall be determined in accordance with the terms of the Reorganized Company.

7. Issuance of Certificates for the SOs

The Company will not issue physical certificates for the SOs.

8. Payment Date for Issue Price

July 18, 2025

9. Subscription Deadline

July 4, 2025

10. Allottees and Number of SOs

• 192,000 units to directors and statutory auditors of the Company and its affiliates totaling 14 people

• 92,000 units to employees of the Company and its affiliates totaling 17 people

• 116,000 units to external collaborators of the Company and its affiliates totaling 8 people